EXHIBIT 99.1

02 April 2020
National Grid plc

Pre-Close Update ahead of 2019/20 Full Year Results

National Grid provides a pre-close update ahead of its Full Year 2019/20 results. Financial performance for the full-year, before any COVID-19 impacts, is expected to be in line with prior guidance.

Following updated guidance from various regulatory authorities on challenges that companies and their auditors currently face in preparing audited financial information as a result of the COVID-19 pandemic, National Grid has reviewed its reporting timetable and we now aim to publish full year results in mid-June, with a planned date to be confirmed in due course.

Our people and our customers

Our primary focus is on our people, our customers and operations as we look to manage the impact from the COVID-19 outbreak, and meet our obligations to provide essential services to our customers. Our teams have swiftly and successfully implemented our business continuity plans, which are working well across our businesses. This is enabling us to assess impacts on our capital delivery programmes day by day to maintain safe working environments for our teams. We continue to work closely with regulators and governments across our operations to ensure our customers and communities have access to the energy they need through this time. In the US, we have filed to defer some rate increases that were scheduled to come into effect on 1 April.

COVID-19

At this stage we have not seen a material impact on our financial performance as a result of COVID-19, however we are starting to see some delays and disruption to our capital programme. In progressing our capital programme, working closely with our regulators and other relevant authorities in each of our jurisdictions, we will prioritise the health and safety of our employees, customers and communities. In the US, we have suspended debt collection and customer termination activities across our jurisdictions, which is resulting in near term lower customer collections, and could result in increasing levels of bad debt and associated provisions. Whilst this uncertainty persists, we will continue to monitor the situation closely.

Our balance sheet remains strong with GBP5.5bn of undrawn committed bank facilities.

FY19/20

We expect to deliver underlying earnings for FY20, before any COVID-19 impacts, in line with the technical guidance provided at our half year results last November.

In determining the final dividend for 2019/20 the Board will, as always, take into account expected business performance and regulatory developments, including an assessment of the impact of COVID-19.

Update to Technical Guidance for 2019/20

Compared to our previous guidance, we expect higher operating costs in our US business due to further storm remediation costs, however, these are expected to be offset by stronger NGV performance and lower net finance costs, partly due to lower costs on RPI-linked debt. As a result, our expectation for underlying earnings per share for the Group is in line with our previous guidance, before taking account of any COVID-19 impacts.

Notes:

‘Underlying’ represents statutory results excluding exceptional items, remeasurements, timing and major storm costs.

Investors and Analysts

Aarti Singhal	+44 (0) 20 7004 3170 (d)	+44 (0) 7989 492 447 (m)
Nick Ashworth	+44 (0) 20 7004 3166 (d)	+44 (0) 7814 355 590 (m)
Jon Clay	+44 (0) 20 7004 3460 (d)	+44 (0) 7899 928 247 (m)
James Flanagan	+44 (0) 20 7004 3129 (d)	+44 (0) 7970 778 952 (m)
Media

Molly Neal	+44 (0) 7583 102 727 (m)

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as the impact of COVID-19 on our operations, our employees, our counterparties, our funding and our regulatory and legal obligations, but also, more widely, changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-2 price controls as well as increased economic uncertainty resulting from COVID-19; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings~~,~~ and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 212 to 215 of National Grid’s most recent Annual Report and Accounts as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2019 published on 14 November 2019. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.